Mail Stop 6010   August 10, 2009

Mr. Frank Jakubaitis
Chairman and Chief Executive Officer
WECOSIGN, Inc.
3400 West MacArthur Boulevard, Suite 1
Santa Ana, California 92704

> **Re: WECOSIGN, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2009**
> **File No. 333-160570**

Dear Mr. Jakubaitis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are

applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Prospectus Summary
Overview, page 1

3. Please provide a balanced presentation of your business concept and operations. This information should be briefly presented in the summary section and discussed in greater detail in your business section. For example:

    - Please discuss how your proprietary underwriting techniques differ from "typical screening methods;"
    - What percentage of "applicants" are "approved" under your proprietary techniques;
    - How does the rate of default on rental payments differ between tenants selected using your screening methods and typical screening methods;
    - Please clarify whether in addition to you acting as a co-signer, the tenant is still required to provide a security or other type of deposit to the landlord or property manager;
    - In the event the tenant defaults on its rental obligations or otherwise, who has the primary responsibility to collect payments and expenses and which party bears the cost of such collection activities;
    - We note your reference to the incentive for the tenant to make timely payments, however you have not discussed what, if any, incentive there may be for the landlord to determine a co-signer is no longer required or the conflict of interest that may be involved in such a determination;
    - How many individual leases are you currently acting as co-signer and provide a brief geographic breakdown of the location of the apartments and rental houses; and
    - How many individual leases have you acted as co-signer for at least one year and what percentage of such leases do you continue to act as co-signer or otherwise receive fees from the tenant.

4. Please expand the discussion to describe the general development of your business during the past five years as requested by Item 101(a) of Regulation S-K. In this regard, we note the statement that on page 24 that Mr. Jakubaitis founded the company in 2005.

5. Please file a copy of your application agreement and co-sign agreement with a landlord as exhibits.

6. Please expand the discussion to quantify the number of Associates and Affiliates you currently have in your network. If your relationship with these

Associates and Affiliates is set forth in a standardized agreement, please file copies of the Associate and Affiliate agreements as exhibits.

7. We note your Affiliates receive a percentage of the application fee and monthly service fee for each successful referral. Please clarify whether any similar compensation is provided to your Associates.

8. Please expand the discussion to explain what, if any, requirement you have that the compensation you pay to your Associates and Affiliates are disclosed to the tenants and the owner of the properties for which they are attempting to secure tenants.

9. Please balance the discussion of your strategies with a discussion of the risks and obstacles you will encounter in implementing this strategy. In this regard, we note that 90% of your marketing strategy is based on on-line advertising and your website has experienced a visitor increase of over 100% since the beginning of 2009. Please expand the discussion to indicate the number of applications you have accepted during the same period in comparison to the number of applications submitted and the number of visitors to the website.

Risk Factors – General, page 4

10. If applicable, please consider including separate risk factors discussing the following or explain why you believe these factors do not present a material risk:

   - The geographic concentration of your business and its consequences;
   - The risk that your underwriting techniques may not accurately evaluate potential risks of applicant defaults;
   - The risk that you fail to maintain sufficient loss reserves; and
   - The risk of potential credit downgrades and the failure to maintain your "A" credit rating.

"Our operating results may fluctuate due to factors which are not within our control."
Page 4

11. It appears that all companies may experience changes in operating results due to factors that are not in their control. It also appears that the risk described in this risk factor is the fact your operations are not and have not been profitable and that you have experienced increasing operating losses. Please revise the risk factor heading and the risk factor discussion that follows to highlight this fact and quantify the losses you have experienced in your most recently completed fiscal year and cumulatively.

12. In addition, please discuss the specific factors that contributed to past fluctuations in your operating results.

"We have a short operating history and face many of the risks and difficulties frequently encountered by a young company." Page 4

13. We note the bullet list of risks you articulate in this risk factor and that the risk of no comparable past business models referred to in the first risk factor could be included in this list. Please consider whether any of these risks or the risks currently described in the first risk factor are significant enough to warrant separate risk factor disclosure.

14. It appears the last sentence of this risk factor describes risks that are included in the preceding bullet list or is already addressed in other risk factors. Please delete the sentence and revise the discussion accordingly.

"We may need additional capital to develop our business." Page 4

15. Based on the discussion in this section and the preceding risk factor, please delete the term "may" from this risk factor heading.

16. To the extent practicable, please quantify the amount of additional financing you need and state when you need the funding.

"Our business operations via the internet…." Page 5

17. Please expand the discussion to describe legislation that is currently under consideration and how passage of such legislation may affect your business.

18. We note the statement in the third paragraph of this section that "management is now certain how our business may be affected by the application of existing laws…." Please expand the discussion to provide more specific information pertaining to the impact of existing laws on your business.

"We are subject to laws and regulations applicable to affiliate relationships…." Page 5

19. Please define the term "affiliate arm offices."

20. Please reconcile the statement that "to date, we have set up 19 affiliate offices in various states across the United States" with the fact that as of July 19, 2009 you have a total of seven employees. We may have additional comments.

<u>"Our future success relies upon a combination of patents and patents pending, proprietary technology and know-how…." Page 5</u>

21. We note the reference to patents and patents pending. Please expand the business section to discuss your material patents or groups of related patents. The discussion should identify the jurisdictions where you have obtained patent protection, identify the products, product candidates or technology that are dependent on the patents, disclose when the patents expire, and disclose whether your hold or license the patents. We may have additional comments.

22. We note the reference to confidentiality agreements and contractual covenants. Please file these material agreements as exhibits or provide an analysis regarding why these agreements do not need to be filed.

<u>"Our current business operations rely upon our key employee…." Page 6</u>

23. Please expand the discussion to describe the material terms of the proposed employment agreement and the April 30, 2009 agreement referred to at the bottom of page 25. Please file the April 2009 agreements with Messrs. Jakubaitis and Padilla as exhibits.

24. Please clarify the apparent inconsistency of your statement on page 25 under "Employment Agreements" that you have no employment agreements in place with any officers or directors with your statements under "Transactions with Related Persons" on pages 25 and 26 that you entered into an agreement with Mr. Jakubaitis and Mr. Padilla to pay interim salaries. To the extent that you have not already entered into an employment agreement with Mr. Jakubaitis, please explain why since you are dependent on his services. We may have additional comments.

<u>"Our future growth may require recruitment…." Page 6</u>

25. This risk factor could apply to any company. Please clarify whether you have encountered difficulties in the past in hiring qualified employees on acceptable terms and what positions you anticipate may be difficult to fill in the future.

<u>"We may incur significant costs to be a public company…." Page 6</u>

26. Please expand the discussion to quantify the costs you refer to in this section.

27. In view of the costs you anticipate incurring and the fact you are not receiving any proceeds from a public offering, please explain why you determined to become a "public company" at this time. In this regard, we note the statement

on page 17 that you have not granted registration rights to any of your
investors.

"We may never pay any dividends to shareholders." Page 7

28. In view of the discussion in the risk factor, please consider changing the
heading to "We do not intend to pay dividends."

"You may experience dilution of your ownership interest…." Page 8

29. In view of your need for additional financing, please consider changing the
language in your risk factor heading from "may" to "will."

Use of Proceeds, page 9

30. Please expand the discussion to briefly explain how you utilized the proceeds
you received from the private offering.

Selling Security Holders, page 10

31. We note the reference to the sale of securities pursuant to Regulation D. We
also note you failed to file a Form D for this offering. Please advise or revise.

32. We note the number of shares registered for sale by Frank and Tara Jakubaitis.
Please clarify which of these shares were purchased in the July 2009 private
offering and state the purchase price for the shares they propose to sell.

33. We note the statement at the top of page 13:

> except as listed below, to our knowledge, none of the selling shareholders
> or their beneficial owners:
> - Has had a material relationship with us other than as a
>   shareholder at any time within the past three years; or
> - Has ever been one of our offices or directors or an officer
>   or director of our predecessors or affiliates;
> - Are broker-dealers or affiliated with broker-dealers.

> We also note that no names are listed following this statement. Since the
> list of selling security holders includes all your officers, your sole director,
> and legal counsel, at a minimum, it appears the aforementioned statement
> is deficient and should be revised accordingly. We may have additional
> comments.

Description of Business
Overview, page 15

34. Please elaborate on the nature of your proprietary underwriting techniques. For example, are these techniques software or algorithm-based, and if so, who designed them and are they covered by any licenses? If the techniques are, in whole or part, manual processes rather than automated, please specify the nature of these processes.

35. Please expand the discussion to provide more specific information concerning your operations. For example:
   - Please explain how the monthly service fee is allocated between the company, Associates, Affiliates, and other parties;
   - Please explain your "affiliate arm" office structure and provide the location of such offices;
   - Please explain whether a security deposit is still required;
   - Please discuss which party has the obligation to collect missed rental payments or other payments due the landlord from the tenant;
   - Please describe the specific nature of the "guarantee" you provide the landlord and tell us whether your liability is limited to a finite number of monthly rental payments or the balance of the term of the lease not to exceed a specified amount of time;
   - In view of your recent formation, current financial condition, and operating losses, please explain how your "guarantee" provides assurance to landlords;
   - Please include a discussion of the state and federal regulatory framework in which you operate and how this situation affects your proposed business operations. For example, how are your operations subject to possible FTC regulation and how does this situation affect your plans to expand your Affiliates and Associates network?
   - Please provide us supplementally with a detailed analysis as to why your rental guarantee program is not insurance that may be subject to state insurance regulations. We may have additional comments.

Profitability, page 16

36. In view of your operating losses, the title for this section is inappropriate. Please revise.

37. Please clarify whether the application fee is returned if you do not provide a guarantee for a prospective tenant.

38. Please define the term "customer accounts" as used in this section.

39. Please state the percentage of applicants that are approved for your rental guarantee.

40. Please provide information concerning the average monthly rent paid by your customers.

41. Please clarify whether your reference to application fees and monthly revenue in this section is net of the payments due your Associates and Affiliates.

42. Please provide us supplemental support for your statements pertaining to rate of application growth, revenue growth and default rates. We may have additional comments.

Prospects, page 16

43. We note you currently have 97 customer accounts and that you hope to have 125 approved applicants living in rental properties by the end of 2009. Since you are currently experiencing at least 55 applicants per month and hope to increase the number of applicants to at least 150 per month, your acceptance rate appears to be low. Please compare your acceptance rate with the acceptance rate using traditional FICO related screening methods.

Market Capacity, page 16

44. In the context of the discussion following this subheading, the subheading itself is potentially confusing. Please consider changing the subheading to "potential market" or similar title.

45. Please provide us supplementally with the basis for "the estimation that 1 out of every 1,000 renters might have a need for cosigning services.

46. In view of your apparently selective acceptance criteria, it appears your potential market is substantially less than 80,000 customers. Please revise or advise.

47. Please balance the discussion relative to the potential market to indicate the extent to which the potential market for cosigning services may depend on economic conditions. For example, if the economy improves, the rate of foreclosures decline, or FICO scoring requirements are lowered, fewer individuals may need your services. Alternatively, if economic conditions deteriorate, the universe of individuals capable of paying your fees or the

competition among landlords for tenants may also impact the number of individuals who may need your services.

48. In view of your operating losses of approximately $340,000 for the past six months, please delete the last sentence of this section.

Competition, page 16

49. Please provide us supplementally the basis for the statements that you were the first to market the business model of providing cosigning services for rental applicants and that your trademark protects you "as being the only company in existence that is providing financial guarantees and cosigning services for renters across the United States." We may have additional comments.

Trademarks and Copyrights, page 17

50. Please clarify whether, and the extent to which, your proprietary underwriting techniques are currently protected from intellectual property infringement.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies

Revenue Recognition, page 19

51. On page one of your filing you refer to "The WECOSIGN™ Affiliates" to whom you pay a percentage of the application fee and monthly service fee. Please revise your disclosure here and in your revenue recognition policy note in the financial statements to provide a robust discussion of the financial and accounting aspects of these arrangements including a range of percentages paid, amounts expensed in each period presented and where the expense is categorized in the Statements of Operations.

52. Please revise your disclosure here and in your revenue recognition policy note in the financial statements to describe the nature of the "discounts and other adjustments" charged to revenue.

Results of Operations, page 21

53. Please add a discussion of the line item "Underwriting and guarantee obligation" for each period presented.

Directors, Executive Officers, Promoters and Control Persons, page 24

54. Since you have only one director and not a board of directors as reflected in this section, please revise the discussion relative to the election of officers to indicate that they are elected by your sole director, Mr. Jakubaitis.

55. Please describe the specific business experience, including place and periods of employment, for at least the past five years for Messrs. Jakubaitis and Padilla.

56. Please expand the discussion relative to Messrs. Jakubaitis and Padilla to indicate whether they are full time employees of the company. In this regard, we note the statement on page 26 that Mr. Padilla will apparently receive hourly compensation.

57. To the extent applicable, please provide the information requested by Items 407(a) and 407(e)(4) of Regulation S-K. See Item 11 of Form S-1.

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

58. In this section and in "Recent Sales of Unregistered Securities" on page 27, please provide the value of the 79 million shares issued to Mr. Jakubaitis.

59. In addition, consider whether the loan from the group that included Carlos Padilla that was tendered in April 2009 in exchange for company shares should be described in this section as a related party transaction. If so, please describe the material terms of the loan.

Notes To Financial Statements

Note 1 – Organization, History and Significant Accounting Policies and Procedures

Revenue Recognition, page F-9

60. In MD&A on page 18 you disclose that after one year you assess whether to retain the applicant for another 12 months under a new fee structure reflecting a reduced or elevated concern of the applicant's financial condition. Please revise your revenue recognition policy disclosure to clarify how you consider contract renewals in your assessment of the contract period over which you recognize your up-front fees. Separately reference for us the authoritative literature you rely upon to support your accounting. In addition, please revise

your disclosures throughout your filing to clarify whether you are obligated to renew contracts.

61. Please revise your policy disclosure to specifically clarify how you recognize your monthly fees.

Note 4 – Commitments and Contingencies, page F-12

Guarantee

62. Please explain to us how the accounting for your guarantees of future rent payments complies with the guidance in FIN 45. In your response please ensure that you address each of the following comments:

   a. Provide us a detailed analysis of how you calculated your liability for your guarantee contracts at each period end. Please explain what portion of your liability represents your stand-ready obligations versus your contingent obligations under paragraph 8 of FIN 45, and how you calculated each portion. Please see paragraphs 8-11 and A38-A47 of FIN 45.
   b. Please explain why you have no accounts receivable on your balance sheet when you collect your fees monthly and paragraph 9a of FIN 45 indicates that the initial guarantee liability should be the premium received or receivable by the guarantor and paragraph 11a of FIN 45 indicates that the offsetting entry should be to cash and/ or receivables.
   c. Given that you collect your fees directly from the tenant on a monthly basis, please explain whether you can cancel your guarantee to the landlord if the tenant does not pay your fee. Please explain how any cancellation provisions impact your liability and revenue recognition and reference the authoritative literature you rely upon to support your accounting.
   d. In your revenue recognition policy note on page F-9, you disclose the existence of deferred revenue related to your up-front fees. Please explain to us why this "deferred revenue" is not a component of your stand-ready obligation.
   e. Please explain to us how you account for the remeasurement of your stand-ready obligations and your contingent obligations. Please see paragraphs 12 and A49 of FIN 45.
   f. In your guaranty policy note on page F-8, you disclose that you estimate the potential liability related to potential defaults on tenant payments. In this note you disclose that you believe your default rate will remain at 2% even though you record your guarantee liability based on an assumed default rate of 10%. Please clarify how you utilize anticipated default rates in your accrual assumptions and clarify whether you accrue a

contingent obligation for tenant defaults that have not yet occurred. If so, please reference the authoritative literature you rely upon to support your position.

g. On page 20 you disclose that you obtain collateral in some instances. Please revise your disclosure here and in MD&A to disclose the nature of the collateral, how you account for that collateral and the approximate extent to which the proceeds from liquidation of the collateral would be expected to cover the maximum potential amount of future payments under the guarantees as required by paragraph 13d of FIN 45.

Note 5 – Stockholders' Equity (Deficit)

Contributed Services, page F-13

63. Please provide us your basis in GAAP, citing specific authoritative guidance, for your accounting for Contributed Services.

Part II

Power of Attorney

64. We note that the only signature that appears under the power of attorney is that of Mr. Jakubaitis. It is unclear why Mr. Jakubaitis would give himself power of attorney with respect to only himself. If the power of attorney was meant to apply to Mr. Padilla, you should execute a new power of attorney and make sure it is included in your Exhibit Index as Exhibit 24.1, as required by Item 601(b)(24) of Regulation S-K.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726